THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

CONCESSIONS FILM LLC

LIMITED LIABILITY COMPANY SUBSCRIPTION AGREEMENT

TO: CONCESSIONS FILM LLC

1. Subscription.

(a) I understand that CONCESSIONS FILM LLC, a New York State limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to 600,000 membership interests, at a purchase price of $1 per unit. The minimum amount or target amount to be raised in the Offering $100,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $600,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell units on a basis to be determined by the Company's management. The Company is offering the units to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(b) I hereby subscribe for and agree to purchase the membership interests in the Company, on such terms and conditions as set forth in this Subscription Agreement and in the Operating Agreement of the Company (the "Operating Agreement").

(c) I understand that the proceeds of my investment will be returned to me through the Portal's website, with interest earned thereon, if any, if my subscription is not accepted or if the offering is withdrawn and I have not authorized the immediate expenditure of said proceeds.

2.   Representations and Warranties.

I hereby represent and warrant to the Manager and the Company as follows, with full knowledge that all such parties intend to rely on said representations and warranties:

(a)   I understand and accept that the purchase of the membership interests involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. I can bear the economic risk of this investment and can afford a complete loss thereof; I have sufficient liquid assets to pay the full purchase price for the membership interests; and I have adequate means of providing for my current needs and possible contingencies and have no present need for liquidity of my investment in the Company.

(b)   I am a bona fide resident of the state or country set forth on the signature page hereof; the address set forth is my true and correct residence address; and I am legally empowered to enter into binding contracts pursuant to the laws of such state of country.

(c)   I am at least 21 years of age and am acquiring membership interests in good faith solely for my own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

(d)   I have carefully read and understand this Subscription Agreement and I understand that (i) the membership interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of their investment; and (ii) there are substantial restrictions on the transferability of, and there will be no public market for, the interests in the Company, and accordingly, it may not be possible for me to liquidate my interests or for the Company to liquidate its assets in case of emergency or otherwise.

(e)   I agree that I will not sell or offer to sell or transfer my membership interests or any part thereof without the prior written consent of the Manager, which may be withheld for any reason.

(f)   I have knowledge and experience in financial and business matters involving investments in entities similar to the Company, and I am capable of evaluating the merits and risks of investing in the Company.

(g)   I acknowledge that the Manager has offered me access to all available information concerning the Company and the offering and that any requests for such information have been fully complied with by the Manager. I acknowledge that budget estimates and recoupment estimates provided in the Offering are estimates only, and that the Manager reserves the right to revise said estimates and makes no representation with respect to the final cost of any items or services in connection with the Film or the revenue that will have to be generated from the exploitation of the Film in order recoup a Member's contribution or the length of time it will take to generate any such income.

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(h)   In making my investment decision, I have relied solely upon independent investigations made by me or my representative(s), including my own professional tax, legal, financial and other advisors, and understand that the tax consequences to me of my investment will depend in part on my individual circumstances. I am not relying on the Company or the Manager with respect to individual and partnership tax and other economic considerations involved in this investment.

(i)   No representations or warranties, other than as set forth in the Operating Agreement, the Offering, and the Form C, have been made to me by the Company or the Manager, or any officer, employee, agent or affiliate thereof.

(j)   I am aware that the Manager, officers of the Company and/or any entity affiliated with the Manager and/or officers of the Company are presently, and may in the future be, engaged in businesses which are competitive with that of the Company, and I agree and consent to such activities, even though there are conflicts of interest inherent therein. I hereby acknowledge that the Manager, officers of the Company and any affiliates of the Manager and/or officers of the Company may now or hereafter engage in businesses which provide property, goods, equipment and/or services to the Company for which they will be entitled to separate compensation, in which neither the Company nor the Members shall share, and I expressly consent to such activities.

(l)	I presently have sufficient cash readily available to me to satisfy all of my current cash requirements and possible contingent liabilities, and I reasonably anticipate that I will have sufficient cash readily available to me to satisfy all of my future cash requirements and possible contingent liabilities for the foreseeable future.

(m)	I have no investments or contingent liabilities, and am aware of no other circumstances, which I reasonably anticipate might cause the need for sudden cash requirements in excess of the cash readily available to me.

(n)	I will suffer no material adverse change in my financial condition if I lose my entire investment in the Company. I AM PRESENTLY CAPABLE OF BEARING THE SUBSTANTIAL ECONOMIC RISKS OF INVESTMENT IN THE COMPANY, INCLUDING THE POSSIBLE TOTAL LOSS OF MY CAPITAL CONTRIBUTION, I REASONABLY ANTICIPATE THAT I WILL CONTINUE TO BE CAPABLE OF BEARING THOSE RISKS, AND I AM AWARE OF NO ADDITIONAL INFORMATION THAT WOULD ADVERSELY AFFECT MY SUITABILITY AS A MEMBER IN THE COMPANY.

(o)	If I am a corporation, limited liability company, trust or other entity, I am duly formed and validly existing under applicable state laws and have full power and authority to invest in the Company, and I have not been formed for the purpose of purchasing membership interests in the Company. The person signing this Subscription Agreement and the Operating Agreement has been duly authorized to do so on behalf of the entity.

(p)	I agree to notify the Manager of any adverse changes which may occur prior to my admission to the Company.

(q)	I represent and warrant that I am not (and am not engaged in this transaction on behalf of) a person or entity with which either I or the Company is prohibited from doing business pursuant to any law, regulation or executive order pertaining to national security (collectively, "Anti-Terrorism Laws") and I have not violated, and am not under investigation for, the violation of any laws pertaining thereto. For purposes of this Agreement, Anti-Terrorism Laws shall include, but shall not be limited to, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. No. 107-56 (*aka* the USA Patriot Act); Executive Order 13224; the Bank Secrecy Act, 31 U.S.C. Section 5311

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et. seq.; the Trading With the Enemy Act, 50 U.S.C. App. Section 1 *et. seq.*; the International Emergency Economic Powers Act, 50 U.S.C. Section 1701 *et. seq.*; sanctions and regulations promulgated pursuant thereto by the Office of Foreign Assets Control (OFAC) as well as laws related to the prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957.

3.   Subscription Irrevocable by Subscriber but Subject to Acceptance or Rejection by Manager

(a)   This Subscription Agreement is not, and shall not be, revocable by me. I intend to be legally bound by this Subscription Agreement.

(b)   The Manager, in the Manager's sole discretion, has the right to accept or reject this subscription, in whole or in part.

(c)   On acceptance of this subscription by the Manager of the Company, I shall become a Member in the Company and be bound by the Operating Agreement, and I shall not have the right to withdraw my limited liability company contribution.

4.   Offers and Sales in Particular States

I understand that the offering to which I am subscribing hereunder has not been reviewed by the regulatory agencies of any states or foreign countries in which it is being offered and the membership interests being offered hereunder are being made on reliance of exemptions from registration requirements of the Securities Act of 1933 or applicable state or foreign securities laws.

5.   Power of Attorney

To facilitate my admission as a Member in the Company and to facilitate the operation of the Company and the conduct of its affairs:

I hereby irrevocably make, constitute and appoint the Manager of the Company, and each such person or entity that is a Manager, and if any such entity is a corporation, the President, any Vice President, Secretary, Treasurer, Assistant Secretary and Assistant Treasurer of such corporation, in each case with full power of substitution, as my true and lawful attorneys-in-fact and in my name, place and stead to make, execute, sign, acknowledge, publish and file on behalf of me and on behalf of the Company:

(a) the Operating Agreement and any amendments or modifications thereto made in accordance with the terms thereof;

(b) any Articles of Organization and any amendments or modifications thereto made in accordance with the terms thereof as required under the laws of the State of New York;

(c) all papers which may be necessary or desirable to qualify the Company in any state, county or other country;

(d) all papers which may be required to effectuate the dissolution of the Company after its termination; and

(e) all such other instruments, documents and certificates which may from time to time be required or permitted by the laws of the United States, any states, any other country or any political subdivision of any of the foregoing, to effectuate, implement, continue and defend the valid and subsisting existence, rights and property of the Company as a limited liability company and its power to carry out its purposes as set forth in the Operating Agreement.

This power of attorney shall be deemed to be a power coupled with an interest in recognition of the fact that each of the Members will be relying on the power of the Manager, including each officer thereof, to act on behalf of the Company as contemplated by the Operating Agreement. It shall survive and not be affected by my death, bankruptcy, disability or dissolution; may be exercised by the Manager or any constituent thereof or the aforesaid officers by executing, as attorney-in-fact for me, an instrument listing me as a member; and shall survive the delivery of my assignment or transfer of any portion of my interest in the Company.

I hereby agree to be bound by all of the representations of the Manager as my attorney-in-fact and waive any and all defenses which may be available to me to consent, negate or disaffirm this power of attorney, and hereby ratify and confirm all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects as though performed by me.

6.   Agreement to Indemnify and Hold Harmless

If I breach any agreement, representation or warranty I have made in this Subscription Agreement or any other document furnished by me in connection with my purchase of interests in the Company, I agree to indemnify and hold harmless the Company and the Manager and each of the persons constituting them, together with their respective officers, directors, agents, employees, successors and assigns from and against any claim, liability, loss, damage or expense (including attorneys' fees and other costs or investigation and litigating claims) caused, directly or indirectly, by my breach.

7.   Miscellaneous

This Subscription Agreement is not transferable or assignable by me. If I am more than one person, all my obligations shall be joint and several and the representations, warranties, and agreements herein contained shall be deemed to be made by and be binding upon me, each such other person and my and such other person's respective heirs, executors, and administrators, successors, and permitted assigns. Capitalized and other terms used but not otherwise defined shall have the meanings ascribed to them in the Operating Agreement. Captions and titles are for convenience only. Persons shall refer to natural persons or other legal entities, as the context requires. Pronouns and variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the context may require. This

Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and fully performed in said State, without regard to the principle of conflict of laws.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Units: [SHARES]

Aggregate Purchase Amount: $ $[AMOUNT]

COMPANY:

Concessions Film LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

SIGNATURE PAGE